Exhibit 99.3

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M.  (New York City time) on August 22, 2013 for action to be taken.

2013 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

ATA Inc. (the “Company”)

ADS CUSIP No.:	00211V106.
ADS Record Date:	July 19, 2013.
Meeting Specifics:

Annual General Meeting of Shareholders to be held on August 30, 2013 at 2:00 p.m. (Hong Kong time) at The Venetian Macau - Resort - Hotel, Estrada da Baia de N. Senhora da Esperanca, s/n, Taipa, Macau (the “Meeting”).

Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of January 28, 2008.
Deposited Securities:	Common shares, par value U.S. $0.01 per share, of the Company.
Custodian(s):	Citibank Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement that, under the Articles of Association of the Company, as in effect on the date hereof, a poll may be demanded by (i) the Chairman of the Annual General Meeting; (ii) at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; (iii) a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the rights to vote at the meeting; (iv) a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorized representative or by proxy and holding the Deposited Securities conferring a right to vote at the meeting being Deposited Securities on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Deposited Securities conferring that right; or (v) if required by the NASDAQ Stock Market, by any director or directors of the Company who, individually or collectively, hold proxies in respect of Shares representing 5% or more of the total voting rights at the meeting.  Also, the Depositary will not join in demanding a poll, whether or not requested by a Holder of ADSs.

Please further note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, (i) in the event voting takes place by a show of hands, the Depositary shall instruct the Custodian to vote the Deposited Securities in accordance with voting instructions received from Holders; or (ii) in the event of voting by poll, (a) the Depositary shall instruct the Custodian to vote the Deposited Securities in accordance with voting instructions received from Holders, or (b) if the Depositary fails to receive voting instructions by the voting deadline, such Holder shall be deemed, or the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (ii) the rights of Holders may be adversely impacted.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of such items.  The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a meeting of shareholders.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Agenda:

1.                                                   Re-election of Hope Ni and Alec Tsui as class C directors of the Company.

2.                                                   Re-appointment of KPMG as the Company’s independent auditor for the fiscal year ending March 31, 2014.

A Issues	ATA Inc.

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed.  When signing in a fiduciary or representative capacity, give full title as such.  Where more than one owner, each MUST sign.  Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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